FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  April, 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English version of a news release issued in Germany by HSBC Trinkaus & Burkhardt, a 78.6 per cent held subsidiary of HSBC Holdings plc.

2 April 2009

HSBC TRINKAUS REPORTED OPERATING PROFIT

OF €200.6 MILLION IN 2008

  Operating profit of €200.6 million for the year ended 31 December 2008, 2.3 per cent lower than the record levels in 2007.

  Customer deposits reached a record level of €11.6 billion in 2008, up 12.7 per cent compared to 2007.

  Net interest income increased by 26.8 per cent to €139.5 million.

  Net fee income increased by 9.3 per cent to €347.6 million.

  Net operative trading income fell by 1.9 per cent to €98.2 million.

In an extremely difficult economic and financial market environment, HSBC Trinkaus recorded operating profits of €200.6 million for the year ended 31 December 2008, slightly lower than the record level of €205.4 million achieved for the same period in 2007.

In the fourth quarter of 2008, the bank reported its best quarterly performance for the year, with an operating profit of €67 million.

At €138.2 million, profit before tax for the year ended 31 December 2008 was 33.3 per cent lower than for the same period in 2007, impacted by impairments on available-for-sale assets. The bank has not taken advantage of the new, more flexible IFRS reclassification options which came into effect in October 2008. Despite the drop in profit, the 2008 figures represent a solid result for the bank in the German banking market. Return on equity before tax stood at 15.2 per cent.

HSBC Trinkaus' traditional strong liquidity position improved considerably in the difficult market conditions showing the confidence of depositors in the bank. In January 2009, Fitch Ratings agency confirmed HSBC Trinkaus' AA rating, making it the best-rated private commercial bank in Germany.

In a difficult market environment, HSBC Trinkaus' sustainable business and HR strategy, together with its proven relationship management and heightened risk awareness, is a clear strength. For the bank, conscientious management means being aware of and managing risks both in difficult as well as in good times. HSBC Trinkaus seeks to grow with its clients, not by increasing its risks. Gearing our business model towards sustainability has paid off in the crisis.

HSBC Trinkaus continues to pursue its customer-oriented strategy in this challenging economic environment successfully. With a clear focus on client service and a strong balance sheet, we will seek to gain further market share.

The results in detail

Net interest income increased by 26.8 per cent to €139.5 million in the year ended 31 December 2008. This growth is mainly due to an increase in the level of customer deposits which, at over €11.6 billion, were 12.7 per cent higher than the record prior-year level of €10.3 billion. HSBC Trinkaus, therefore, was not required to enter into expensive refinancing transactions, but rather able to invest surplus funds at significantly improved terms and conditions.

Net loan impairment and other credit risk provisions increased to €4.5 million for the first time in several years. While charges and recoveries for individually assessed impairments largely offset each other, under our stringent provisioning standards, HSBC Trinkaus added €3.4 million for collectively assessed impairments. This provision takes into account the deteriorating economic conditions which typically are present but have not yet manifested themselves in the loan books.

Net fee income grew by 9.3 per cent to €347.6 million in the year ended 31 December 2008. This reflects the operations of International Transaction Services GmbH (ITS), which were fully consolidated into the accounts of HSBC Trinkaus for the first time in 2008. Excluding this extraordinary effect, net fee income in 2008 would have fallen by 5.0 per cent compared to the previous year. There was a significant fall in adjusted net fee income from the securities business as the number of client transactions fell due to increased risk awareness. On the other hand, the foreign exchange, derivatives, international, lending, and payments and cash management businesses developed very successfully. The financial strength of HSBC Trinkaus gave clients the confidence to continue to transact with the bank and this also had a positive effect on fee income.

At €98.2 million, net operative trading income fell only 1.9 per cent in the year ended 31 December 2008 from the extraordinarily high levels reported in 2007. HSBC Trinkaus gained market share in retail equity derivatives. Given that retail customers focus more closely on 'issuer risk' when making investment decisions, for many investors the bank's financial standing was a significant reason for investing in HSBC Trinkaus certificates and warrants.

Administrative expenses of €384.2 million were 15.0 per cent higher in the year ended 31 December 2008 than in 2007. Without the first time consolidation of ITS the increase was 5.3 per cent. The higher figures reflected the implementation costs for the new withholding tax regime; regulatory costs increased as well as IT costs to support the bank's competitive product offering. The number of employees increased by more than 20 per cent to 2,238 compared to the previous year, which includes the 279 ITS employees.

Income from financial assets showed realised losses of €6.3 million and unrealised impairments of €43.7 million. With regard to the valuation of our strategic financial assets, HSBC Trinkaus has in no way relaxed its strict investment valuation standards. As a result, profit before tax fell by one third to €138.2 million and net income after tax by 37.8 per cent to €89.6 million, resulting in HSBC Trinkaus paying the same dividend as in the previous year of €2.50 per share. This amounts to total dividends payable of €65.3 million which was fully earned by the operating business.

Total assets rose by 5.4 per cent in the year ended 31 December 2008 to €22.2 billion. HSBC Trinkaus' balance sheet is still characterised by very high levels of customer deposits which fund more than 50 per cent of total assets and are almost three times the level of client lending business. There was an increase in trading assets of 19.6 per cent to €12.5 billion and in financial assets of 35.1 per cent to €2.1 billion. This was offset by a decline in loans and advances to banks of 27.6 per cent to €3.0 billion. Loans and advances to customers fell by 4.5 per cent to €4.1 billion. On the liabilities side, customer accounts grew by 12.7 per cent to €11.6 billion as HSBC Trinkaus' financial strength attracted deposits during the financial market crisis. HSBC Trinkaus has invested part of its increased liquidity surplus in financial assets which can be used largely for extremely short-term liquidity generation. HSBC Trinkaus' interest rate trading books include no positions resulting from acquisition financing or other transactions for which there is an illiquid market. The bank has consistently avoided 'so-called' toxic products. In the client lending business, HSBC Trinkaus continues to pursue its strategy of growing with its clients and dispensing with synthetic lending and so-called credit replacement business. The bank pays strict attention to the profitability of each individual client relationship.

After the payment of dividends, HSBC Trinkaus' capital ratio stood at 13.4 per cent and its tier 1 ratio at 8.8 per cent, which far exceeds the banking supervisory requirements. The bank raised no hybrid capital during the year and strengthened the tier 1 ratio exclusively from capital and reserves.

Operating profit in the Private Banking segment was €41.1 million for the year ended 31 December 2008, down 2.6 per cent compared to the record level of €42.2 million in 2007. This good result given the market environment was mainly due to the acquisition of new clients and the expansion of existing client relationships. HSBC Trinkaus was able to clearly benefit from the fact that the bank is regarded as a safe haven. The owners of large family assets in particular appreciate the security provided by the bank and its extremely good financial standing.

Despite the difficult market environment, 2008 was a successful year for the corporate banking business with a 12.1 per cent increase in the segment's operating profit, from €46.1 million to €51.7 million. The volume of deposits by corporate clients reached new record levels. The traditionally strong foreign exchange and international business, as well as asset management and the direct securities business, contributed to the increase in revenues. The positive trend in these business segments more than compensated for the decline in revenues in the investment banking segment as a result of challenging market conditions. Alongside the contribution from domestic earnings, there was also strong growth in business with German corporate clients abroad, for which HSBC Trinkaus is responsible within the HSBC Group.

Operating profit in the Institutional Clients segment again increased, from €59.1 million to €61.4 million (up 3.9 per cent). Asset and Liability Management as well as Overlay Risk Management performed well. The links between the various institutional sales teams were intensified, further improving the service provided to institutional clients, and making it easier for them to utilise the full HSBC product range.

In the global trading segment, operating profit for the year ended 31 December 2008 increased 11.6 per cent, from €64.5 million to €72.0 million, despite the extremely difficult market environment. The retail derivatives business, which was expanded further in 2008, was again mainly responsible for this. Money market and foreign exchange trading was also extraordinarily successful.

The business with institutional investors at our asset management services subsidiary, renamed HSBC Global Asset Management (Deutschland) GmbH, was stable despite the difficult environment. The HSBC Group's liquidity fund, which is characterised by a high degree of security and attractive returns, experienced a strong inflow of funds. In Austria and in central and eastern Europe, the bank concentrated on the sale of HSBC's global mutual funds.

Despite the difficult market environment for the fund industry, our subsidiary Internationale Kapitalanlagegesellschaft mbH (HSBC INKA) was able to increase the volume of assets managed in funds by €2.7 billion, from €56.6 billion at 31 December 2007 to €59.3 billion at 31 December 2008 (up 4.8 per cent). As in previous years, HSBC INKA attracted a higher inflow than the market as a whole and again succeeded in gaining several large new mandates.

International Transaction Services (ITS) settled around 60 million transactions resulting from trading activities and delivery, around 10 per cent fewer than in the record year of 2007. The settlement software used by the subsidiary performed well throughout the year, including in the second half of 2008 when the volume of transactions rose strongly as a result of increased market volatility.

Notes to editors:

1. HSBC Trinkaus

HSBC Trinkaus is one of Germany's leading private banks and part of the HSBC Group. With around 2,200 employees, HSBC Trinkaus can be found in six locations in Germany in addition to the head office in Düsseldorf and has access to the global network of the HSBC Group. With total assets of €22.2 billion and €87.2 billion in funds under management and administration (at 31 December 2008), the bank has had a AA Fitch Rating since December 2007 which was confirmed in January 2009. The bank's central target groups are wealthy private clients, corporate clients and institutional clients.

HSBC Trinkaus press releases can be found on the homepage www.hsbctrinkaus.de under the heading 'About us' > 'Press'.

2. HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 9,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,527 billion at 31 December 2008, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

Consolidated figures according to International Financial Reporting Standards

1. Balance sheet (€ m)                                                          2008                 2007    % change

Loans and advances to customers                                     4,082.6            4,272.9             - 4.5
Financial assets held for trading                                       12,482.6          10,436.8             19.6
Customer accounts                                                            11,592.8          10,283.2             12.7
Financial liabilities held for trading                                     6,152.9            6,488.4             -5.2
Equity capital*                                                                          955.0               968.7             -1.4
Total assets                                                                        22,205.7         21,066.9               5.4

2. Income statement (€ m)

Net interest income                                                            139.5                 110.0               26.8
Net loan impairment and other risk provisions                    4.5                   - 3.5                     -
Net fee income                                                                   347.6                 318.1                 9.3
Operative trading profit                                                        98.2                 100.1               -1.9
Administrative expenses*                                                 384.2                 334.0              15.0
Operating profit                                                                 200.6                  205.4               -2.3
Profit before tax                                                                138.2                  207.2             -33.3
Profit after tax                                                                      89.6                  144.0             -37.8

3. Other key figures

Return on equity before tax (%)                                        15.2                     24.1                   -
Cost:income ratio of usual
  business activity (%)                                                        72.9                     62.1                   -
Funds under management
  and administration (€ bn)                                                87.2                     90.1               -3.2

Equity ratio** (%)                                                               13.4                      11.0                    -

* The prior-year figures were adjusted retrospectively in 2008 pursuant to IAS 8 as a result of the first-time application of IFRIC 11, Group and Treasury Share Transactions.

** Equity ratio in relation to risk position.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: April 2, 2009